Exhibit 3.11

Execution Version

POGOTEC, INC.

LOAN AGREEMENT

PogoTec, Inc. – Loan Agreement

This LOAN AGREEMENT (this “Agreement”) is entered into as of June 14, 2017, by and between PACIFIC WESTERN BANK, a California state chartered bank (“Bank”), and POGOTEC, INC., a Delaware corporation (“Borrower”).

RECITALS

Borrower wishes to obtain credit from time to time from Bank, and Bank desires to extend credit to Borrower. This Agreement sets forth the terms on which Bank will advance credit to Borrower and Borrower will repay the amounts owing to Bank.

AGREEMENT

The parties agree as follows:

1. DEFINITIONS AND CONSTRUCTION.

1.1 Definitions. As used in this Agreement, all capitalized terms shall have the definitions set forth on Exhibit A. Any term used in the Code and not defined herein shall have the meaning given to the term in the Code.

1.2 Accounting Terms. Any accounting term not specifically defined on Exhibit A shall be construed in accordance with GAAP, and all calculations shall be made in accordance with GAAP (except for non-compliance with FAS 123R and FAS109 in monthly reporting). The term “financial statements” shall include accompanying notes and schedules, if any.

2. LOAN AND TERMS OF PAYMENT.

2.1 Credit Extensions.

(a) Promise to Pay. Borrower promises to pay to Bank on the Revolving Maturity Date (or such earlier date on which the Obligations become due hereunder), in lawful money of the United States of America, the aggregate unpaid principal amount of all Credit Extensions made by Bank to Borrower, together with interest on the unpaid principal amount of such Credit Extensions at rates in accordance with the terms hereof.

(b) Advances Under Revolving Line.

(i) Amount. Subject to and upon the terms and conditions of this Agreement (A) Borrower may request Advances in an aggregate outstanding principal amount not to exceed the lesser of the Revolving Line less any amounts outstanding under the Ancillary Services Sublimit, and (B) amounts borrowed pursuant to this Section 2.1(b) may be repaid and reborrowed at any time prior to the Revolving Maturity Date, at which time all Advances under this Section 2.1(b) shall be immediately due and payable. Borrower may prepay from time to time any Advances without penalty or premium.

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(ii) Form of Request. Whenever Borrower desires an Advance, Borrower will notify Bank by facsimile transmission, telephone or email no later than 3:30 p.m. Eastern time (2:30 p.m. Eastern time for wire transfers) on the Business Day that the Advance is to be made. Each such notification shall be promptly confirmed by a Loan Advance/Paydown Request Form in substantially the form of Exhibit B. Bank is authorized to make Advances under this Agreement, based upon instructions received from an Authorized Officer or a designee of an Authorized Officer, or without instructions if in Bank’s discretion such Advances are necessary to meet Obligations which have become due and remain unpaid. Bank shall be entitled to rely on any telephonic or email notice given by a Person whom Bank reasonably believes to be an Authorized Officer or a designee thereof, and Borrower shall indemnify and hold Bank harmless for any damages, loss, costs and expenses suffered by Bank as a result of such reliance. Bank will credit the amount of Advances made under this Section 2.1(b) to Borrower’s deposit account held at Bank.

(iii) Ancillary Services Sublimit. Subject to the availability under the Revolving Line, at any time and from time to time from the date hereof through the Business Day immediately prior to the Revolving Maturity Date, Borrower may request the provision of Ancillary Services from Bank. The aggregate limit of the Ancillary Services shall not exceed the Ancillary Services Sublimit, provided that availability under the Revolving Line shall be reduced by the aggregate limits of (A) any outstanding and undrawn amounts under all Letters of Credit issued hereunder, (B) corporate credit card services provided to Borrower, (C) the total amount of any Automated Clearing House processing reserves, (D) the applicable Foreign Exchange Reserve Percentage, and (E) any other reserves taken by Bank in connection with other treasury management services requested by Borrower and approved by Bank. In addition, Bank may, in its sole discretion, charge as Advances any amounts for which Bank becomes liable to third parties in connection with the provision of the Ancillary Services. The terms and conditions (including repayment and fees) of such Ancillary Services shall be subject to the terms and conditions of Bank’s standard forms of application and agreement for the applicable Ancillary Services, which Borrower hereby agrees to execute.

(iv) Collateralization of Obligations Extending Beyond Maturity. If Borrower has not secured to Bank’s satisfaction its obligations with respect to any Ancillary Services by the Revolving Maturity Date, then, effective as of such date, the balance in any deposit accounts held by Bank and the certificates of deposit or time deposit accounts issued by Bank in Borrower’s name (and any interest paid thereon or proceeds thereof, including any amounts payable upon the maturity or liquidation of such certificates or accounts) shall automatically secure such obligations to the extent of the then continuing or outstanding Ancillary Services. Borrower authorizes Bank to hold such balances in pledge and to decline to honor any drafts thereon or any requests by Borrower or any other Person to pay or otherwise transfer any part of such balances for so long as the applicable Ancillary Services are outstanding or continue.

2.2 Overadvances. If the aggregate amount of the outstanding Advances exceeds the Revolving Line at any time, Borrower shall, upon receipt of written notice from Bank thereof, immediately pay to Bank, in cash, the amount of such excess.

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2.3 Interest Rates, Payments, and Calculations.

(a) Interest Rate. Except as set forth in Section 2.3(b), the Advances shall bear interest, on the outstanding daily balance thereof, at a variable annual rate equal to the Applicable Interest Rate.

(b) Late Fee; Default Rate. If any payment is not made within 15 days after the date such payment is due, Borrower shall pay to Bank a late fee equal to the lesser of (i) 5% of the amount of such unpaid amount or (ii) the maximum amount permitted to be charged under applicable law. All Obligations shall bear interest, from and after the occurrence and during the continuance of an Event of Default, at a rate equal to three percentage points above the interest rate applicable immediately prior to the occurrence of the Event of Default.

(c) Payments. Interest under the Revolving Line shall be due and payable on the 14th calendar day of each month during the term hereof. Borrower authorizes Bank to, at its option, charge such interest and all Bank Expenses against any of Borrower’s deposit accounts or against the Revolving Line, in which case those amounts shall thereafter accrue interest at the rate then applicable hereunder. Any interest not paid when due shall be compounded by becoming a part of the Obligations, and such interest shall thereafter accrue interest at the rate then applicable hereunder.

(d) Computation. In the event that the Prime Rate is changed from time to time hereafter, the applicable rate of interest hereunder shall be increased or decreased, effective as of the day the Prime Rate is changed, by an amount equal to such change in the Prime Rate. All interest chargeable under the Loan Documents shall be computed on the basis of a 360-day year for the actual number of days elapsed.

2.4 Crediting Payments. Prior to the occurrence of an Event of Default, Bank shall credit a wire transfer of funds, check or other item of payment to such deposit account or Obligation as Borrower specifies. After the occurrence and during the continuance of an Event of Default, Bank shall have the right, in its sole discretion, to immediately apply any wire transfer of funds, check or other item of payment Bank may receive to conditionally reduce Obligations, but such application of funds shall not be considered a payment on account unless such payment is of immediately available federal funds or unless and until such check or other item of payment is honored when presented for payment. Notwithstanding anything to the contrary contained herein, any wire transfer or payment received by Bank after 5:30 p.m. Eastern time shall be deemed to have been received by Bank as of the opening of business on the immediately following Business Day. Whenever any payment to Bank under the Loan Documents would otherwise be due (except by reason of acceleration) on a date that is not a Business Day, such payment shall instead be due on the next Business Day, and additional fees or interest, as the case may be, shall accrue and be payable for the period of such extension.

2.5 Fees. Borrower shall pay to Bank the following:

(a) Facility Fee. On or before the Closing Date, the Facility Fee, which shall be nonrefundable; and

(b) Bank Expenses. On the Closing Date, all Bank Expenses incurred through the Closing Date and, after the Closing Date, all Bank Expenses, as and when they become due.

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2.6 Term. This Agreement shall become effective on the Closing Date and, subject to Section 12.7, shall continue in full force and effect for so long as any Obligations remain outstanding or Bank has any obligation to make Credit Extensions under this Agreement. Notwithstanding the foregoing, Bank shall have the right to terminate its obligation to make Credit Extensions under this Agreement immediately and without notice upon the occurrence and during the continuance of an Event of Default.

3. CONDITIONS OF LOANS.

3.1 Conditions Precedent to Closing. The agreement of Bank to enter into this Agreement on the Closing Date is subject to the condition precedent that Bank shall have received, in form and substance satisfactory to Bank, each of the following items and shall have completed each of the following requirements:

(a) this Agreement;

(b) an officer’s certificate of Borrower with respect to incumbency and resolutions authorizing the execution and delivery of this Agreement;

(c) the face amount of all Supporting Letters of Credit plus the account balance of all Pledged Accounts shall equal or exceed $5,000,000;

(d) payoff letters from (i) Dr. Blum with respect to that certain Secured Negotiable Promissory Note dated March 29, 2017 in the original principal amount of $1,000,000 issued by Borrower and payable to Dr. Blum (the “Blum Note”), (ii) Dr. McDougall with respect to that certain Secured Negotiable Promissory Note dated April 24, 2017 in the original principal amount of $1,000,000 issued by Borrower and payable to Dr. McDougall (the “McDougall Note”); and (iii) Dr. Blum with respect to that certain Promissory Note dated May 17, 2017 in the original principal amount of $400,000 issued by Borrower and payable to Dr. Blum and with respect to that certain Promissory Note dated June 1, 2017 in the original principal amount of $75,000 issued by Borrower and payable to Dr. Blum;

(e) payment of the fees and Bank Expenses then due specified in Section 2.5, which may be debited from any of Borrower’s accounts with Bank;

(f) current SOS Reports indicating that, except for Permitted Liens, there are no other security interests or Liens of record in Borrower’s assets;

(g) current financial statements, including audited statements (or such other level required by the Investment Agreement) for Borrower’s most recently ended fiscal year, together with an unqualified opinion (or an opinion qualified only for going concern so long as Borrower’s investors provide additional equity as needed), company prepared consolidated and consolidating balance sheets, income statements and statements of cash flows for the most recently ended month in accordance with Section 6.2 and such other updated financial information as Bank may reasonably request;

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(h) current Compliance Certificate in accordance with Section 6.2;

(i) evidence reasonably satisfactory to Bank that the insurance policies required by Section 6.4 hereof are in full force and effect, together with appropriate evidence showing loss payable and additional insured clauses or endorsements in favor of Bank;

(j) a Borrower Information Certificate;

(k) Borrower shall have opened and funded not less than $50,000 in deposit accounts held with Bank;

(l) the Contribution Agreement;

(m) Subordination agreements with respect to the aggregate $3,400,000 principal amount of Subordinated Debt presently owing to Messrs. McKnight and Weir; and

(n) such other documents or certificates, and completion of such other matters, as Bank may reasonably request.

3.2 Conditions Precedent to all Credit Extensions. The obligation of Bank to make each Credit Extension, including the initial Credit Extension, is contingent upon Borrower’s compliance with Section 3.1 above and is further subject to the following conditions:

(a) timely receipt by Bank of the Loan Advance/Paydown Request Form as provided in Section 2.1(b)(ii);

(b) Borrower shall have transferred substantially all of its Cash assets into operating accounts held with Bank and shall otherwise be in compliance with Section 6.6 hereof;

(c) in Bank’s sole discretion, there has not been a Material Adverse Effect; and

(d) the representations and warranties contained in Article 5 shall be true and correct in all material respects on and as of the date of such Loan Advance/Paydown Request Form and on the effective date of each Credit Extension as though made at and as of each such date, and no Event of Default shall have occurred and be continuing, or would exist after giving effect to such Credit Extension (provided, however, that those representations and warranties expressly referring to another date shall be true and correct in all material respects as of such date, and, provided, further, that any representation or warranty that contains a materiality qualification therein shall be true and correct in all respects). The making of each Credit Extension shall be deemed to be a representation and warranty by Borrower on the date of such Credit Extension as to the accuracy of the facts referred to in this Section 3.2.

4. RESERVED.

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5. REPRESENTATIONS AND WARRANTIES.

Borrower represents and warrants as follows:

5.1 Due Organization and Qualification. Borrower and each Subsidiary is duly existing under the laws of the state in which it is organized and is qualified and licensed to do business in any state in which the conduct of its business or its ownership of property requires that it be so qualified, except where the failure to do so would not reasonably be expected to cause a Material Adverse Effect.

5.2 Due Authorization; No Conflict. The execution, delivery and performance of the Loan Documents are within Borrower’s powers, have been duly authorized and are not in conflict with nor constitute a breach of any provision contained in Borrower’s Certificate of Incorporation or Bylaws, nor will they constitute an event of default under any material agreement by which Borrower is bound. Borrower is not in default under any agreement by which it is bound, except to the extent that such default would not reasonably be expected to cause a Material Adverse Effect.

5.3 Name; Location of Chief Executive Office. Except as disclosed in the Schedule, Borrower has not done business under any name other than that specified on the signature page hereof, and its exact legal name is as set forth in the first paragraph of this Agreement. The chief executive office of Borrower is located at the address indicated in Article 10 hereof.

5.4 Intellectual Property. Borrower is the sole owner of the Intellectual Property created or purchased by Borrower, except for licenses granted by Borrower to its customers in the ordinary course of business. To the best of Borrower’s knowledge, each of the Copyrights, Patents and Trademarks created or purchased by Borrower is valid and enforceable, and no part of the Intellectual Property created or purchased by Borrower has been judged invalid or unenforceable, in whole or in part, and no claim has been made to Borrower that any part of the Intellectual Property created or purchased by Borrower violates the rights of any third party except to the extent such claim would not reasonably be expected to cause a Material Adverse Effect.

5.5 Litigation. Except as set forth in the Schedule, there are no actions or proceedings pending by or against Borrower or any Subsidiary before any court or administrative agency in which a likely adverse decision would reasonably be expected to have a Material Adverse Effect.

5.6 No Material Adverse Change in Financial Statements. All consolidated and consolidating financial statements related to Borrower and any Subsidiary that are delivered by Borrower to Bank fairly present in all material respects Borrower’s consolidated and consolidating financial condition as of the date thereof and Borrower’s consolidated and consolidating results of operations for the period then ended. There has not been a material adverse change in the consolidated or in the consolidating financial condition of Borrower since the date of the most recent of such financial statements submitted to Bank.

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5.7 Solvency, Payment of Debts. Borrower is able to pay its debts (including trade debts) as they mature; the fair saleable value of Borrower’s assets (including goodwill minus disposition costs) exceeds the fair value of its liabilities; and Borrower is not left with unreasonably small capital after the transactions contemplated by this Agreement.

5.8 Compliance with Laws and Regulations. Borrower and each Subsidiary have met the minimum funding requirements of ERISA with respect to any employee benefit plans subject to ERISA. No event has occurred resulting from Borrower’s failure to comply with ERISA that is reasonably likely to result in Borrower’s incurring any liability that could have a Material Adverse Effect. Borrower is not an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940. Borrower is not engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulations T and U of the Board of Governors of the Federal Reserve System). Borrower has not violated any statutes, laws, ordinances or rules applicable to it, including any Environmental Laws, the violation of which would reasonably be expected to have a Material Adverse Effect. Borrower and each Subsidiary have filed or caused to be filed all tax returns required to be filed and have paid, or have made adequate provision for the payment of, all taxes reflected therein, except those being contested in good faith with adequate reserves under GAAP or where the failure to file such returns or pay such taxes would not reasonably be expected to have a Material Adverse Effect.

5.9 Subsidiaries. Borrower does not own any stock, partnership interest or other equity securities of any Person, except for Permitted Investments.

5.10 Government Consents. Borrower and each Subsidiary have obtained all consents, approvals and authorizations of, made all declarations or filings with and given all notices to, all governmental authorities that are necessary for the continued operation of Borrower’s business as currently conducted, except where the failure to do so would not reasonably be expected to cause a Material Adverse Effect.

5.11 Full Disclosure. No representation, warranty or other statement made by Borrower in any certificate or written statement furnished to Bank taken together with all such certificates and written statements furnished to Bank contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained in such certificates or statements not misleading in light of the circumstances in which they were made; it being recognized by Bank that the projections and forecasts provided by Borrower in good faith and based upon reasonable assumptions are not to be viewed as facts and that actual results during the period or periods covered by any such projections and forecasts may differ from the projected or forecasted results.

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6. AFFIRMATIVE COVENANTS.

Borrower covenants that, until payment in full of all outstanding Obligations (other than inchoate indemnity obligations) and for so long as Bank may have any commitment to make a Credit Extension hereunder, Borrower shall do all of the following:

6.1 Good Standing and Government Compliance. Borrower shall maintain its and each of its Subsidiaries’ corporate existence and good standing in the respective states of formation, shall maintain qualification and good standing in each other jurisdiction in which the failure to so qualify would reasonably be expected to have a Material Adverse Effect and shall furnish to Bank the organizational identification number issued to Borrower by the authorities of the state in which Borrower is organized, if applicable. Borrower shall meet, and shall cause each Subsidiary to meet, the minimum funding requirements of ERISA with respect to any employee benefit plans subject to ERISA. Borrower shall comply, and shall cause each Subsidiary to comply, with all statutes, laws, ordinances and government rules and regulations to which it is subject, including all Environmental Laws, and shall maintain, and shall cause each of its Subsidiaries to maintain, in force all licenses, approvals and agreements, the loss of which or failure to comply with which would reasonably be expected to have a Material Adverse Effect.

6.2 Financial Statements, Reports, Certificates.

(a) Borrower shall deliver to Bank: (i) as soon as available, but in any event within 30 days after the end of each calendar month, a company prepared consolidated and consolidating balance sheet, income statement and statement of cash flows covering Borrower’s operations during such period, in a form reasonably acceptable to Bank and certified by a Responsible Officer (for the avoidance of doubt, such Company prepared financial statements shall not be required to have accompanying notes or schedules); (ii) as soon as available, but in any event within 180 days after the end of Borrower’s fiscal year, audited (or such other level as is required by the Investment Agreement) consolidated and consolidating financial statements of Borrower prepared in accordance with GAAP, consistently applied, together with an opinion which is either unqualified, qualified only for going concern so long as Borrower’s investors provide additional equity as needed or otherwise consented to in writing by Bank on such financial statements of an independent certified public accounting firm reasonably acceptable to Bank; (iii) annual budget approved by Borrower’s board of directors as soon as available but not later than January 30th of each year during the term of this Agreement; (iv) if applicable, copies of all statements, reports and notices sent or made available generally by Borrower to its security holders or to any holders of Subordinated Debt and all reports on Forms 10-K and 10-Q filed with the Securities and Exchange Commission; (v) promptly upon receipt of notice thereof, a report of any legal actions pending or threatened against Borrower or any Subsidiary that could reasonably be expected to result in damages or costs to Borrower or any Subsidiary of $500,000 or more; (vi) promptly upon receipt, each management letter prepared by Borrower’s independent certified public accounting firm regarding Borrower’s management control systems; and (vii) such budgets, sales projections, operating plans or other financial information as Bank may reasonably request from time to time.

(b) Within 30 days after the last day of each month, Borrower shall cause to be delivered to Bank bank statements with respect to each Pledged Account.

(c) Within 30 days after the last day of each month, Borrower shall deliver to Bank with the monthly financial statements a Compliance Certificate certified as of the last day of the applicable month and signed by a Responsible Officer in substantially the form of Exhibit C hereto.

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(d) As soon as possible and in any event within three Business Days after becoming aware of the occurrence or existence of an Event of Default hereunder, Borrower shall deliver to Bank a written statement of a Responsible Officer setting forth details of the Event of Default and the action which Borrower has taken or proposes to take with respect thereto.

(e) Bank (through any of its officers, employees or agents) shall have the right, upon reasonable prior notice, from time to time during Borrower’s usual business hours but no more than once a year (unless an Event of Default has occurred and is continuing), to inspect Borrower’s Books and to make copies thereof in order to verify Borrower’s financial condition.

Borrower may deliver to Bank on an electronic basis any certificates, reports or information required pursuant to this Section 6.2, and Bank shall be entitled to rely on the information contained in the electronic files, provided that Bank in good faith believes that the files were delivered by a Responsible Officer. Borrower shall include a submission date on any certificates and reports to be delivered electronically.

6.3 Taxes. Borrower shall make, and cause each Subsidiary to make, due and timely payment or deposit of all material federal, state and local taxes, assessments or contributions required of it by law, including, but not limited to, those laws concerning income taxes, F.I.C.A., F.U.T.A. and state disability, and will execute and deliver to Bank, on demand, proof satisfactory to Bank indicating that Borrower or a Subsidiary has made such payments or deposits and any appropriate certificates attesting to the payment or deposit thereof; provided that Borrower or a Subsidiary need not make any payment if the amount or validity of such payment is contested in good faith by appropriate proceedings and is reserved against (to the extent required by GAAP) by Borrower or such Subsidiary.

6.4 Insurance. Borrower, at its expense, shall (a) keep its assets insured against loss or damage, and (b) maintain liability and other insurance, in each case as ordinarily insured against by other owners in businesses similar to Borrower’s. All such policies of insurance shall be in such form, with such companies and in such amounts as reasonably satisfactory to Bank. All policies of property insurance shall contain a lender’s loss payable endorsement, in a form satisfactory to Bank, showing Bank as lender’s loss payee. All liability insurance policies shall show, or have endorsements showing, Bank as an additional insured. Any such insurance policies shall specify that the insurer must give at least 20 days’ notice to Bank before canceling its policy for any reason. Within 30 days of the Closing Date, Borrower shall cause to be furnished to Bank a copy of its policies of insurance including any endorsements covering Bank or showing Bank as an additional insured. Upon Bank’s request, Borrower shall deliver to Bank certified copies of the policies of insurance and evidence of all premium payments. Proceeds payable under any casualty policy will, at Borrower’s option, be payable to Borrower to replace the property subject to the claim.

6.5 Primary Depository. Subject to the provisions of Sections 3.1(k) and 3.2(b), Borrower within 30 days of the Closing Date shall maintain all of its depository and operating accounts with Bank and all of its investment accounts with Bank or Bank’s Affiliates; provided that, prior to maintaining any investment accounts with Bank’s Affiliates, Borrower, Bank and any such Affiliate shall have entered into a securities account control agreement with respect to any such investment accounts, in form and substance satisfactory to Bank. Notwithstanding the above, Borrower shall be permitted to maintain Cash in one or more Excluded Accounts outside of Bank.

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6.6 Financial Covenants. Borrower shall at all times maintain the following financial ratios and covenants:

(a) Remaining Months Liquidity. A Remaining Months Liquidity of at least 1.00 to 1.00.

6.7 Creation/Acquisition of Subsidiaries. In the event that Borrower or any Subsidiary of Borrower creates or acquires any Subsidiary, Borrower or such Subsidiary shall promptly notify Bank of such creation or acquisition, and Borrower or such Subsidiary shall take all actions reasonably requested by Bank to achieve any of the following with respect to such “New Subsidiary” (defined as a Subsidiary formed after the date hereof during the term of this Agreement): to cause New Subsidiary to become a co-Borrower hereunder, if such New Subsidiary is organized under the laws of the United States, or a guarantor with respect to the Obligations.

6.8 Further Assurances. At any time and from time to time Borrower shall execute and deliver such further instruments and take such further action as may reasonably be requested by Bank to effect the purposes of this Agreement.

7. NEGATIVE COVENANTS.

Borrower covenants and agrees that, for so long as any credit hereunder shall be available and until the outstanding Obligations (other than inchoate indemnity obligations) are paid in full or for so long as Bank may have any commitment to make any Credit Extensions, Borrower will not do any of the following without Bank’s prior written consent, which shall not be unreasonably withheld:

7.1 Dispositions. Convey, sell, lease, license, transfer or otherwise dispose of (collectively, to “Transfer”), or permit any of its Subsidiaries to Transfer, all or any part of its business or property or move cash balances on deposit with Bank to accounts opened at another financial institution, other than Permitted Transfers.

7.2 Change in Name, Location, Executive Office; Change in Business; Change in Fiscal Year; Change in Control. Change its name or the state of Borrower’s formation or relocate its chief executive office without 30 days’ prior written notification to Bank; replace or suffer the departure of its chief executive officer or chief financial officer without delivering written notification to Bank within 10 days; fail to appoint an interim replacement or fill a vacancy in the position of chief executive officer or chief financial officer for more than 30 consecutive days; suffer a change on its board of directors which results in the failure of Dr. Blum to serve as a voting member, in such case without the prior written consent of Bank, which may be withheld in Bank’s sole discretion; take action to liquidate, wind up or otherwise cease to conduct business in the ordinary course; engage in any business, or permit any of its Subsidiaries to engage in any business, other than as reasonably related or incidental to the businesses currently engaged in by Borrower; change its fiscal year end; have a Change in Control.

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7.3 Mergers or Acquisitions. Merge or consolidate, or permit any of its Subsidiaries to merge or consolidate, with or into any other business organization (other than mergers or consolidations of a Subsidiary into another Subsidiary or into Borrower) or acquire, or permit any of its Subsidiaries to acquire, all or substantially all of the capital stock or property of another Person except where (a) each of the following conditions is applicable: (i) the consideration paid in connection with such transactions (including assumption of liabilities) does not in the aggregate exceed $1,000,000 during any fiscal year, (ii) no Event of Default has occurred, is continuing or would exist after giving effect to such transactions, (iii) such transactions do not result in a Change in Control, and (iv) Borrower is the surviving entity; or (b) the Obligations (other than inchoate indemnity obligations) are repaid in full concurrently with the closing of any merger or consolidation of Borrower in which Borrower is not the surviving entity; provided, however, that Borrower shall not, without Bank’s prior written consent, enter into any binding contractual arrangement with any Person to attempt to facilitate a merger or acquisition of Borrower, unless (i) no Event of Default exists when such agreement is entered into by Borrower, (ii) such agreement does not give such Person the right to claim any fee, payment or damages from any parties, other than from Borrower or Borrower’s investors, in connection with a sale of Borrower’s stock or assets pursuant to or resulting from an assignment for the benefit of creditors, an asset turnover to Borrower’s creditors (including, without limitation, Bank), foreclosure, bankruptcy or similar liquidation, and (iii) Borrower notifies Bank in advance of entering into such an agreement (provided that the failure to give such notification shall not be deemed a material breach of this Agreement).

7.4 Indebtedness. Create, incur, assume, guarantee or be or remain liable with respect to any Indebtedness, or permit any Subsidiary so to do, other than Permitted Indebtedness, or prepay any Indebtedness or take any actions which impose on Borrower an obligation to prepay any Indebtedness, except Indebtedness to Bank.

7.5 Encumbrances. Create, incur, assume or allow any Lien with respect to its property, or assign or otherwise convey any right to receive income, including the sale of any Accounts, or permit any of its Subsidiaries so to do, except for Permitted Liens, or covenant to any other Person (other than (a) the licensors of in-licensed property with respect to such property or (b) the lessors of specific equipment or lenders financing specific equipment with respect to such leased or financed equipment) that Borrower in the future will refrain from creating, incurring, assuming or allowing any Lien with respect to any of Borrower’s property.

7.6 Distributions. Pay any dividends or make any other distribution or payment on account of or in redemption, retirement or purchase of any capital stock, except that Borrower may (a) repurchase the stock of former employees or directors pursuant to stock repurchase agreements in an aggregate amount not to exceed $500,000 in any fiscal year, so long as an Event of Default does not exist prior to such repurchase or would not exist after giving effect to such repurchase, (b) repurchase the stock of former employees or directors pursuant to stock repurchase agreements in any amount where the consideration for the repurchase is the cancellation of indebtedness owed by such former employees or directors to Borrower regardless of whether an Event of Default exists, (c) make payments to any shareholder of Borrower pursuant to the terms of the Shareholder Loan extended by such shareholder, and (d) make other distributions that do not exceed $500,000 in any fiscal year.

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7.7 Investments. Directly or indirectly acquire or own an Investment in, or make any Investment in or to any Person, or permit any of its Subsidiaries so to do, other than Permitted Investments, or maintain or invest any of its investment property with a Person other than Bank or permit any Subsidiary to do so unless such Person has entered into a control agreement with Bank, in form and substance satisfactory to Bank, or suffer or permit any Subsidiary to be a party to, or be bound by, an agreement that restricts such Subsidiary from paying dividends or otherwise distributing property to Borrower.

7.8 Transactions with Affiliates. Directly or indirectly enter into or permit to exist any material transaction with any Affiliate of Borrower, except for (a) transactions that are in the ordinary course of Borrower’s business, upon fair and reasonable terms that are no less favorable to Borrower than would be obtained in an arm’s-length transaction with a non-affiliated Person, (b) the sale of Borrower’s equity securities in bona fide transactions with Borrower’s existing investors that do not result in a Change in Control, (c) the Shareholder Loans, and (d) the Contribution Agreement.

7.9 Subordinated Debt; Indebtedness under Contribution Agreement. Make any payment in respect of any Subordinated Debt, or permit any of its Subsidiaries to make any such payment, except in compliance with the terms of such Subordinated Debt, or amend any provision affecting Bank’s rights contained in any documentation relating to the Subordinated Debt without Bank’s prior written consent, or make any payment in respect of any Indebtedness arising under the Contribution Agreement, or permit any of its Subsidiaries to make any such payment, without Bank’s prior written consent.

7.10 No Investment Company; Margin Regulation. Become or be controlled by an “investment company,” within the meaning of the Investment Company Act of 1940, or become principally engaged in, or undertake as one of its important activities, the business of extending credit for the purpose of purchasing or carrying margin stock or use the proceeds of any Credit Extension for such purpose.

8. EVENTS OF DEFAULT.

Any one or more of the following events shall constitute an Event of Default by Borrower under this Agreement:

8.1 Payment Default. If Borrower fails to pay any of the Obligations when due

8.2 Covenant Default.

(a) If Borrower fails to perform any obligation under Section 6.2 (financial reporting), 6.3 (taxes), 6.4 (insurance), 6.5 (primary accounts) or 6.6 (financial covenants) or violates any of the covenants contained in Article 7 of this Agreement;

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(b) If Borrower fails or neglects to perform or observe any other material term, provision, condition, covenant contained in this Agreement, in any of the Loan Documents or in any other present or future agreement between Borrower and Bank and as to any default under such other term, provision, condition or covenant that can be cured, has failed to cure such default within 15 days after Borrower receives notice thereof or any officer of Borrower becomes aware thereof; provided, however, that, if the default cannot by its nature be cured within the 15-day period or cannot after diligent attempts by Borrower be cured within such 15-day period and such default is likely to be cured within a reasonable time, then Borrower shall have an additional reasonable period (which shall not in any case exceed 30 days) to attempt to cure such default, and within such reasonable time period the failure to have cured such default shall not be deemed an Event of Default but no Credit Extensions will be made;

8.3 Material Adverse Change. If there occurs any circumstance or any circumstances which would reasonably be expected to have a Material Adverse Effect;

8.4 Attachment. If any material portion of Borrower’s assets is attached, seized, subjected to a writ or distress warrant or is levied upon, or comes into the possession of any trustee, receiver or Person acting in a similar capacity and such attachment, seizure, writ or distress warrant or levy has not been removed, discharged or rescinded within 15 days, or if Borrower is enjoined, restrained or in any way prevented by court order from continuing to conduct all or any material part of its business affairs, or if a judgment or other claim becomes a lien or encumbrance upon any material portion of Borrower’s assets, or if a notice of lien, levy or assessment is filed of record with respect to any material portion of Borrower’s assets by the United States Government, or any department, agency or instrumentality thereof, or by any state, county, municipal or governmental agency, and the same is not paid within 15 days after Borrower receives notice thereof, provided that none of the foregoing shall constitute an Event of Default where such action or event is stayed or an adequate bond has been posted pending a good faith contest by Borrower (provided that no Credit Extensions will be made during such cure period);

8.5 Insolvency. If Borrower becomes insolvent, or if an Insolvency Proceeding is commenced by Borrower, or if an Insolvency Proceeding is commenced against Borrower and is not dismissed or stayed within 45 days (provided that no Credit Extensions will be made prior to the dismissal of such Insolvency Proceeding);

8.6 Other Agreements. If (a) there is a default or other failure to perform in any (i) Pledge and Security Agreement, (ii) Account Control Agreement, (iii) Supporting Letter of Credit or (iv) agreement to which Borrower is a party with a third party or parties (A) resulting in a right by such third party or parties, whether or not exercised, to accelerate the maturity of any Indebtedness in an amount in excess of $500,000, (B) in connection with any lease of real property material to Borrower’s business, if such default or failure to perform results in the right of another party, whether or not exercised, to terminate such lease, or (C) that would reasonably be expected to have a Material Adverse Effect, or (b) any default or event of default (however designated) (other than any defaults or events of defaults caused by Bank) shall occur with respect to any Subordinated Debt which is not cured within any applicable cure period;

8.7 Judgments. If a final, uninsured judgment or judgments for the payment of money in an amount, individually or in the aggregate, of at least $500,000 shall be rendered against Borrower and shall remain unsatisfied and unstayed for a period of 15 days (provided that no Credit Extensions will be made prior to the satisfaction or stay of the judgment); or

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8.8 Misrepresentations. If any material misrepresentation or material misstatement exists now or hereafter in any warranty or representation set forth herein or in any certificate delivered to Bank by any Responsible Officer pursuant to this Agreement or to induce Bank to enter into this Agreement or any other Loan Document.

9. BANK’S RIGHTS AND REMEDIES.

9.1 Rights and Remedies. Upon the occurrence and during the continuance of an Event of Default, Bank may, at its election, without notice of its election and without demand, do any one or more of the following, all of which are authorized by Borrower:

(a) Declare all Obligations, whether evidenced by this Agreement, by any of the other Loan Documents or otherwise, immediately due and payable (provided that, upon the occurrence of an Event of Default described in Section 8.5 (insolvency), all Obligations shall become immediately due and payable without any action by Bank);

(b) Demand that Borrower (i) deposit cash with Bank in an amount equal to the amount of any Letters of Credit remaining undrawn as collateral security for the repayment of any future drawings under such Letters of Credit, and (ii) pay in advance all Letter of Credit fees scheduled to be paid or payable over the remaining term of the Letters of Credit, and Borrower shall promptly deposit and pay such amounts;

(c) Cease advancing money or extending credit to or for the benefit of Borrower under this Agreement or under any other agreement between Borrower and Bank;

(d) Place a “hold” on any account maintained with Bank, demand payment under any Supporting Letter of Credit, and/or deliver a notice of exclusive control, any entitlement order or other directions or instructions pursuant to any Account Control Agreement or any other control agreement or similar agreements; and

(e) Set off and apply to the Obligations any and all (i) balances and deposits of Borrower held by Bank, and (ii) indebtedness at any time owing to or for the credit or the account of Borrower held by Bank.

9.2 Bank Expenses. If Borrower fails to pay any amounts or furnish any required proof of payment due to third Persons or entities, as required under the terms of this Agreement, then Bank may do any or all of the following after reasonable notice to Borrower: (a) make payment of the same or any part thereof; (b) set up such reserves under the Revolving Line as Bank deems necessary to protect Bank from the exposure created by such failure; or (c) obtain and maintain insurance policies of the type discussed in Section 6.4 of this Agreement and take any action with respect to such policies as Bank deems prudent. Any amounts so paid or deposited by Bank shall constitute Bank Expenses, shall be immediately due and payable and shall bear interest at the then applicable rate hereinabove provided. Any payments made by Bank shall not constitute an agreement by Bank to make similar payments in the future or a waiver by Bank of any Event of Default under this Agreement.

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9.3 No Obligation to Pursue Others. Bank has no obligation to attempt to satisfy the Obligations by collecting them from any other Person liable for them and Bank may release, modify or waive any collateral provided by any other Person to secure any of the Obligations, all without affecting Bank’s rights against Borrower. Borrower waives any right it may have to require Bank to pursue any other Person for any of the Obligations.

9.4 Remedies Cumulative. Bank’s rights and remedies under this Agreement, the Loan Documents and all other agreements shall be cumulative. Bank shall have all other rights and remedies not inconsistent herewith as provided by law or in equity. No exercise by Bank of one right or remedy shall be deemed an election, and no waiver by Bank of any Event of Default on Borrower’s part shall be deemed a continuing waiver. No delay by Bank shall constitute a waiver, election or acquiescence by it. No waiver by Bank shall be effective unless made in a written document signed on behalf of Bank and then shall be effective only in the specific instance and for the specific purpose for which it was given. Borrower expressly agrees that this Section 9.4 may not be waived or modified by Bank by course of performance, conduct, estoppel or otherwise.

9.5 Demand; Protest. Except as otherwise provided in this Agreement, Borrower waives demand, protest, notice of protest, notice of default or dishonor, notice of payment and nonpayment and any other notices relating to the Obligations.

10. NOTICES.

Unless otherwise provided in this Agreement, all notices or demands by any party relating to this Agreement or any other agreement entered into in connection herewith shall be in writing and (except for financial statements and other reporting required pursuant to Section 6.2 of this Agreement, which shall be sent as directed in the monthly reporting forms provided by Bank) shall be personally delivered or sent by a recognized overnight delivery service, certified mail, postage prepaid, return receipt requested, or by telefacsimile or electronic mail to Borrower or to Bank, as the case may be, at its address set forth below:

If to Borrower:	PogoTec, Inc.

4502 Starkey Road, Suite 109

Roanoke, VA 24018

Attn: Evelyn Blake Harris, V.P. of Legal & Administration

FAX: (540) 904-7654

Email: eharris@pogotec.com

with a copy to:	Attn: Diane Munn

Email: dmunn@pogotec.com

with a copy to:	Dorsey & Whitney LLP

305 Lytton Avenue

Palo Alto, California 94301

Attn: Adrian M. Rich

Email: rich.adrian@dorsey.com

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If to Bank:	Pacific Western Bank

406 Blackwell Street, Suite 240

Durham, North Carolina 27701

Attn: Loan Operations Manager

FAX: (919) 314-3080

Email: loannotices@square1bank.com

with a copy to:	Pacific Western Bank

5404 Wisconsin Avenue, Second Floor

Chevy Chase, Maryland 20815

Attn: Elizabeth Orsinger

Email: eorsinger@square1bank.com

The parties hereto may change the address at which they are to receive notices hereunder by notice in writing in the foregoing manner given to the other.

11. CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER.

This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of North Carolina, without regard to principles of conflicts of law. Jurisdiction shall lie in the State of North Carolina. All disputes, controversies, claims, actions and similar proceedings arising with respect to Borrower’s account or any related agreement or transaction shall be brought in the General Court of Justice of North Carolina sitting in Durham County, North Carolina or the United States District Court for the Middle District of North Carolina, except as provided below with respect to arbitration of such matters. BANK AND BORROWER EACH ACKNOWLEDGE THAT THE RIGHT TO TRIAL BY JURY IS A CONSTITUTIONAL ONE, BUT THAT IT MAY BE WAIVED. EACH OF THEM, AFTER CONSULTING, OR HAVING HAD THE OPPORTUNITY TO CONSULT, WITH COUNSEL OF THEIR CHOICE, KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY RELATED INSTRUMENT OR LOAN DOCUMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY COURSE OF CONDUCT, DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN), OR ACTION OF ANY OF THEM. THESE PROVISIONS SHALL NOT BE DEEMED TO HAVE BEEN MODIFIED IN ANY RESPECT OR RELINQUISHED BY BANK OR BORROWER, EXCEPT BY A WRITTEN INSTRUMENT EXECUTED BY EACH OF THEM. If the jury waiver set forth in this Article 11 is not enforceable, then any dispute, controversy, claim, action or similar proceeding arising out of or relating to this Agreement, the Loan Documents or any of the transactions contemplated therein shall be settled by final and binding arbitration held in Durham County, North Carolina in accordance with the then current Commercial Arbitration Rules of the American Arbitration Association by one arbitrator appointed in accordance with those rules. The arbitrator shall apply North Carolina law to the resolution of any dispute, without reference to rules of conflicts of law or rules of statutory arbitration. Judgment upon any award resulting from arbitration may be entered into and enforced by any state or federal court having jurisdiction thereof. Notwithstanding the foregoing, the parties may apply to any court of competent jurisdiction for preliminary or interim equitable relief or to compel arbitration in accordance with this Article 11. The costs and expenses of the arbitration, including without limitation the arbitrator’s fees and expert witness fees and reasonable attorneys’ fees, incurred by the parties to the arbitration may be awarded to the prevailing party, in the discretion of the arbitrator, or may be apportioned between the parties in any manner deemed appropriate by the arbitrator. Unless and until the arbitrator decides that one party is to pay for all (or a share) of such costs and expenses, both parties shall share equally in the payment of the arbitrator’s fees as and when billed by the arbitrator.

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12. GENERAL PROVISIONS.

12.1 Successors and Assigns. This Agreement shall bind and inure to the benefit of the respective successors and permitted assigns of each of the parties and shall bind all Persons who become bound as a debtor to this Agreement; provided, however, that neither this Agreement nor any rights hereunder may be assigned by Borrower without Bank’s prior written consent, which consent may be granted or withheld in Bank’s sole discretion. Bank shall have the right without the consent of or notice to Borrower to sell, assign, transfer, negotiate or grant participation in all or any part of, or any interest in, Bank’s obligations, rights and benefits hereunder; provided, so long as no Event of Default exists and is continuing, that no such assignment shall be made to any Person that Borrower has previously advised Bank in writing is a competitor of Borrower in Borrower’s good faith and reasonable judgment.

12.2 Indemnification. Borrower shall defend, indemnify and hold harmless Bank and its officers, employees and agents against: (a) all obligations, demands, claims and liabilities claimed or asserted by any other party in connection with the transactions contemplated by this Agreement; and (b) all losses or Bank Expenses in any way suffered, incurred or paid by Bank, its officers, employees and agents as a result of or in any way arising out of, following or consequential to transactions between Bank and Borrower whether under this Agreement or otherwise (including without limitation reasonable attorneys’ fees and expenses), except for losses caused by Bank’s gross negligence or willful misconduct.

12.3 Time of Essence. Time is of the essence for the performance of all obligations set forth in this Agreement.

12.4 Severability of Provisions. Each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any specific provision.

12.5 Amendments in Writing, Integration. All amendments to or terminations of this Agreement or the other Loan Documents must be in writing. All prior agreements, understandings, representations, warranties and negotiations between the parties hereto with respect to the subject matter of this Agreement and the other Loan Documents, if any, are merged into this Agreement and the Loan Documents.

12.6 Counterparts. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original and all of which, when taken together, shall constitute but one and the same Agreement. Executed copies of the signature pages of this Agreement sent by facsimile or transmitted electronically in Portable Document Format, or any similar format, shall be treated as originals, fully binding and with full legal force and effect, and the parties waive any rights they may have to object to such treatment.

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12.7 Survival. All covenants, representations and warranties made in this Agreement shall continue in full force and effect so long as any Obligations (other than inchoate indemnity obligations) remain outstanding or so long as Bank has any obligation to make any Credit Extension to Borrower. The obligations of Borrower to indemnify Bank with respect to the expenses, damages, losses, costs and liabilities described in Section 12.2 shall survive until all applicable statute of limitations periods with respect to actions that may be brought against Bank have run.

12.8 Confidentiality. In handling any confidential information, Bank and Borrower and all employees and agents of each such party shall exercise the same degree of care that such party exercises with respect to its own proprietary information of the same types to maintain the confidentiality of any non-public information thereby received or received pursuant to this Agreement except that disclosure of such information may be made (a) in the case of Bank, to the subsidiaries or Affiliates of Bank or Borrower in connection with their present or prospective business relations with Borrower, (b) in the case of Bank, to prospective transferees or purchasers of any interest in the Credit Extensions, provided that they have entered into a comparable confidentiality agreement in favor of Borrower and have delivered a copy to Borrower, (c) as required by law, regulation, rule or order, subpoena, judicial order or similar order, (d) in the case of Bank, as may be required in connection with the examination, audit or similar investigation of Bank and (e) as Bank may determine in connection with the enforcement of any remedies hereunder. Confidential information hereunder shall not include information that either: (x) is in the public domain or in the knowledge or possession of the receiving party when disclosed to such party or becomes part of the public domain after disclosure to such receiving party through no fault of such receiving party; or (y) is disclosed to such receiving party by a third party, provided that the receiving party does not have actual knowledge that such third party is prohibited from disclosing such information.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

POGOTEC, INC.

By:	/s/ Ronald D. Blum
Name:	Ronald D. Blum
Title:	President & CEO

PACIFIC WESTERN BANK

By:	/s/ Dhruv Patel
Name:	Dhruv Patel
Title:	VP

Signature Page to PogoTec, Inc. – Loan Agreement

EXHIBIT A

DEFINITIONS

“Accounts” means all presently existing and hereafter arising accounts, contract rights, payment intangibles and all other forms of obligations owing to Borrower arising out of the sale or lease of goods (including, without limitation, the licensing of software and other technology) or the rendering of services by Borrower and any and all credit insurance, guaranties and other security therefor, as well as all merchandise returned to or reclaimed by Borrower and Borrower’s Books relating to any of the foregoing.

“Advance” or “Advances” means a cash advance or cash advances under the Revolving Line.

“Affiliate” means, with respect to any Person, any Person that owns or controls directly or indirectly such Person, any Person that controls or is controlled by or is under common control with such Person, and each of such Person’s senior executive officers, directors and general partners. For purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise and the term “controlled” shall have the meaning correlative thereto.

“Ancillary Services” means any of the following products or services requested by Borrower and approved by Bank under the Revolving Line, including, without limitation, Automated Clearing House transactions, corporate credit card services, FX Contracts, Letters of Credit or other treasury management services.

“Ancillary Services Sublimit” means a sublimit for Ancillary Services under the Revolving Line not to exceed $50,000.

“Applicable Interest Rate” means the interest rate set forth in the table below based on the number of Supporting Institutions on each day that interest is calculated:

Number of Supporting Institutions	Applicable Interest Rate
2 or less	0.25% below the Prime Rate then in effect
3-4	the Prime Rate then in effect
5-6	0.25% above the Prime Rate then in effect
7 or more	0.25% above the Prime Rate then in effect

“Authorized Officer” means someone designated as such in the corporate resolution provided by Borrower to Bank in which this Agreement and the transactions contemplated hereunder are authorized by Borrower’s board of directors. If Borrower provides subsequent corporate resolutions to Bank after the Closing Date, the individual(s) designated as “Authorized Officer(s)” in the most-recently provided resolution shall be the only “Authorized Officers” for purposes of this Agreement.

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“Bank Expenses” means all reasonable costs or expenses (including reasonable attorneys’ fees and expenses, whether generated in-house or by outside counsel) incurred in connection with the preparation, negotiation, administration and enforcement of the Loan Documents; reasonable audit fees; and Bank’s reasonable attorneys’ fees and expenses (whether generated in-house or by outside counsel) incurred in amending, enforcing or defending the Loan Documents (including fees and expenses of appeal), incurred before, during and after an Insolvency Proceeding, whether or not suit is brought.

“Borrower’s Books” means all of Borrower’s books and records including: ledgers; records concerning Borrower’s assets or liabilities, business operations or financial condition; and all computer programs, or tape files, and the equipment containing such information.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banks in the State of North Carolina are authorized or required to close.

“Cash” means unrestricted cash and cash equivalents.

“Cash Burn” means an amount equal to the prior period’s Cash minus the current period’s ending Cash that has been adjusted for any changes to Cash as a result of borrowings and repayments of borrowings, proceeds from the sale of equity and the exercise of stock options or warrants and paid-in-capital and minority interest.

“Change in Control” means a transaction other than a bona fide equity financing or series of financings on terms and from investors reasonably acceptable to Bank in which any “person” or “group” (within the meaning of Section 13(d) and 14(d)(2) of the Securities Exchange Act of 1934) becomes the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of a sufficient number of shares of all classes of stock then outstanding of Borrower ordinarily entitled to vote in the election of directors, empowering such “person” or “group” to elect a majority of the board of directors of Borrower, who did not have such power before such transaction.

“Closing Date” means the date of this Agreement.

“Code” means the North Carolina Uniform Commercial Code as amended or supplemented from time to time.

“Compliance Certificate” means a compliance certificate, in substantially the form of Exhibit C attached hereto, executed by a Responsible Officer of Borrower.

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“Contingent Obligation” means, as applied to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to (a) any indebtedness, lease, dividend, letter of credit or other obligation of another, including, without limitation, any such obligation directly or indirectly guaranteed, endorsed, co-made or discounted or sold with recourse by that Person, or in respect of which that Person is otherwise directly or indirectly liable; (b) any obligations with respect to undrawn letters of credit, corporate credit cards or merchant services issued for the account of that Person; and (c) all obligations arising under any interest rate, currency or commodity swap agreement, interest rate cap agreement, interest rate collar agreement or other agreement or arrangement designated to protect a Person against fluctuation in interest rates, currency exchange rates or commodity prices; provided, however, that the term “Contingent Obligation” shall not include endorsements for collection or deposit in the ordinary course of business. The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determined amount of the primary obligation in respect of which such Contingent Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by such Person in good faith; provided, however, that such amount shall not in any event exceed the maximum amount of the obligations under the guarantee or other support arrangement.

“Contribution Agreement” means that certain Contribution, Indemnity, Intercreditor and Collateral Agency Agreement dated as of the date hereof by and among Borrower, the shareholders of Borrower party thereto, and Jack McDougall as collateral agent on behalf of such shareholders (as in effect on the date hereof).

“Copyrights” means any and all copyright rights, copyright applications, copyright registrations and like protections in each work or authorship and derivative work thereof, whether published or unpublished and whether or not the same also constitutes a trade secret, now or hereafter existing, created, acquired or held.

“Credit Extension” means each Advance, or any other extension of credit by Bank, to or for the benefit of Borrower hereunder.

“Environmental Laws” means all laws, rules, regulations, orders and the like issued by any federal, state, local, foreign or other governmental or quasi-governmental authority or any agency pertaining to the environment or to any hazardous materials or wastes, toxic substances, flammable, explosive or radioactive materials, asbestos or other similar materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder.

“Event of Default” has the meaning assigned in Article 8.

“Excluded Accounts” means (a) accounts not held with Bank, provided that the total aggregate amount of Cash maintained in such accounts does not exceed $20,000 at any time and (b) accounts maintained at local financial institutions in locations outside of the United States, provided that (i) the aggregate amount of Cash maintained in such accounts does not exceed $500,000, or such higher amount reasonably required for normal business operations of Borrower or its Subsidiaries as approved by Bank in writing in its reasonable discretion, at any time, and (ii) Borrower exclusively utilizes Bank’s foreign exchange services for converting United States Dollars into foreign currency.

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“Facility Fee” means the fee set forth in the table below based on the number of Supporting Institutions on the Closing Date:

Number of Supporting Institutions	Facility Fee
2 or less	$9,000
3-4	$12,000
5-6	$15,000
7 or more	$25,000

“Foreign Exchange Reserve Percentage” means a percentage of reserves for FX Contracts as determined by Bank, in its sole discretion from time to time.

“FX Contracts” means contracts between Borrower and Bank for foreign exchange transactions.

“GAAP” means generally accepted accounting principles, consistently applied, as in effect from time to time in the United States.

“Incremental Facility Fee” means (a) the incremental facility fee set forth in the table below based on the number of Supporting Institutions after giving effect to the increase in the number of Supporting Institutions at the time the Incremental Facility Fee is required to be paid, minus (b) the aggregate amount of the Facility Fee and any Incremental Facility Fee(s) previously paid plus (c) the product of $250 and the number of Supporting Institutions in excess of seven that are new since the last time the Facility Fee or any Incremental Fee was paid.

Number of Supporting Institutions	Incremental Facility Fee
2 or less	$9,000
3-4	$12,000
5-6	$15,000
7 or more	$25,000

“Indebtedness” means (a) all indebtedness for borrowed money or the deferred purchase price of property or services, including without limitation reimbursement and other obligations with respect to surety bonds and letters of credit, (b) all obligations evidenced by notes, bonds, debentures or similar instruments, (c) all capital lease obligations, and (d) all Contingent Obligations, including but not limited to any sublimit contained herein.

“Insolvency Proceeding” means any proceeding commenced by or against any Person or entity under any provision of the United States Bankruptcy Code, as amended, or under any other bankruptcy or insolvency law, including assignments for the benefit of creditors, formal or informal moratoria, compositions, extension generally with its creditors or proceedings seeking reorganization, arrangement or other relief.

“Intellectual Property” means all of Borrower’s right, title and interest in and to the following:

(a) Copyrights, Patents and Trademarks;

(b) Any and all trade secrets and any and all intellectual property rights in computer software and computer software products now or hereafter existing, created, acquired or held;

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(c) Any and all design rights which may be available to Borrower now or hereafter existing, created, acquired or held;

(d) Any and all claims for damages by way of past, present and future infringement of any of the rights included above, with the right, but not the obligation, to sue for and collect such damages for said use or infringement of the intellectual property rights identified above;

(e) All licenses or other rights to use any of the Copyrights, Patents or Trademarks and all license fees and royalties arising from such use to the extent permitted by such license or rights;

(f) All amendments, renewals and extensions of any of the Copyrights, Patents or Trademarks; and

(g) All proceeds and products of the foregoing, including without limitation all payments under insurance or any indemnity or warranty payable in respect of any of the foregoing.

“Investment” means any beneficial ownership of (including stock, partnership or limited liability company interest or other securities) any Person or any loan, advance or capital contribution to any Person.

“Investment Agreement” means, collectively, Borrower’s stock purchase and other agreement(s) pursuant to which Borrower most recently issued its preferred stock.

“Letter of Credit” means a commercial or standby letter of credit or similar undertaking issued by Bank at Borrower’s request.

“Lien” means any mortgage, lien, deed of trust, charge, pledge, security interest or other encumbrance.

“Liquidity” means the sum of (a) Cash at Bank, plus (b) 75% of net Accounts less than 90 days from invoice date.

“Loan Documents” means, collectively, this Agreement, any note or notes executed by Borrower, any Pledge and Security Agreement, and any other document, instrument or agreement entered into by Borrower in connection with this Agreement, all as amended or extended from time to time.

“Material Adverse Effect” means a material adverse effect on (a) the operations, business or financial condition of Borrower and its Subsidiaries taken as a whole, (b) the ability of Borrower to repay the Obligations or otherwise perform its obligations under the Loan Documents, or (c) a Supporting Letter of Credit or the value, perfection or priority of Bank’s security interest in a Pledged Account.

“Obligations” means all debt, principal, interest, Bank Expenses and other amounts owed to Bank by Borrower pursuant to this Agreement or any other Loan Document, whether absolute or contingent, due or to become due, now existing or hereafter arising, including any interest that accrues after the commencement of an Insolvency Proceeding and including any debt, liability or obligation owing from Borrower to others that Bank may have obtained by assignment or otherwise.

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“Patents” means all patents, patent applications and like protections, including without limitation improvements, divisions, continuations, renewals, reissues, extensions and continuations-in-part of the same.

“Permitted Indebtedness” means:

(a) Indebtedness of Borrower in favor of Bank arising under this Agreement or any other Loan Document;

(b) Indebtedness existing on the Closing Date and disclosed in the Schedule;

(c) Indebtedness not to exceed $500,000 in the aggregate at any time secured by a lien described in clause (c) of the defined term “Permitted Liens,” provided that such Indebtedness does not exceed at the time it is incurred the lesser of the cost or fair market value of the property financed with such Indebtedness;

(d) Subordinated Debt;

(e) Indebtedness to trade creditors incurred in the ordinary course of business;

(f) Indebtedness arising under the Contribution Agreement;

(g) Intercompany Indebtedness owing from (i) Borrower to any co-Borrower or (ii) any co-Borrower to Borrower or other co-Borrower;

(h) Indebtedness incurred in connection with the financing of insurance premiums in the ordinary course of business;

(i) other Indebtedness not to exceed $500,000;

(j) Extensions, refinancings and renewals of any items of the foregoing Permitted Indebtedness, provided that the principal amount is not increased or the terms modified to impose more burdensome terms upon Borrower or its Subsidiary, as the case may be; and

(k) the Blum Note and the McDougall Note, which shall be repaid in full within 15 days after Dr. Blum and Dr. McDougall provide one or more Supporting Letters of Credit and/or Pledged Accounts, with an aggregate face amount and/or cash balance, as applicable, of $2,000,000 in the aggregate and Bank has made an additional Advance to Borrower in such amount; provided, however that if either or both of the Blum Note or the McDougall Note remains outstanding 90 days from the date hereof (or such later date as Bank may agree in its sole discretion), then such note or notes must have been subordinated in writing to the debt owing by Borrower to Bank on terms reasonably acceptable to Bank .

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“Permitted Investments” means:

(a) Investments existing on the Closing Date disclosed in the Schedule;

(b) (i) Marketable direct obligations issued or unconditionally guaranteed by the United States of America or any agency or any state thereof maturing within one year from the date of acquisition thereof, (ii) commercial paper maturing no more than one year from the date of creation thereof and currently having rating of at least A-2 or P-2 from either Standard & Poor’s Corporation or Moody’s Investors Service, (iii) Bank’s certificates of deposit maturing no more than one year from the date of investment therein, (iv) Bank’s money market accounts, (v) Investments in regular deposit or checking accounts held with Bank or as otherwise permitted by, and subject to the terms and conditions of, Section 6.5 of this Agreement, and (vi) Investments consistent with any investment policy adopted by Borrower’s board of directors;

(c) Investments accepted in connection with Permitted Transfers;

(d) Investments of Subsidiaries in or to other Subsidiaries or Borrower and Investments by Borrower in Subsidiaries not to exceed $500,000 in the aggregate in any fiscal year;

(e) Investments not to exceed $500,000 outstanding in the aggregate at any time consisting of (i) travel advances and employee relocation loans and other employee loans and advances in the ordinary course of business, and (ii) loans to employees, officers or directors relating to the purchase of equity securities of Borrower or its Subsidiaries pursuant to employee stock purchase plan agreements approved by Borrower’s board of directors;

(f) Investments (including debt obligations) received in connection with the bankruptcy or reorganization of customers or suppliers and in settlement of delinquent obligations of, and other disputes with, customers or suppliers arising in the ordinary course of Borrower’s business;

(g) Investments consisting of notes receivable of, or prepaid royalties and other credit extensions to, customers and suppliers who are not Affiliates, in the ordinary course of business, provided that this clause (g) shall not apply to Investments of Borrower in any Subsidiary;

(h) Joint ventures or strategic alliances in the ordinary course of Borrower’s business consisting of the non-exclusive licensing of technology, the development of technology or the providing of technical support, provided that any cash Investments by Borrower do not exceed $500,000 in the aggregate in any fiscal year;

(i) Investments permitted under Section 7.3; and

(j) Other Investments not to exceed $500,000 in any fiscal year.

“Permitted Liens” means the following:

(a) Any Liens existing on the Closing Date and disclosed in the Schedule (excluding Liens to be satisfied with the proceeds of the Credit Extensions) or arising under this Agreement, the other Loan Documents or any other agreement in favor of Bank;

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(b) Liens for taxes, fees, assessments or other governmental charges or levies, either not delinquent or being contested in good faith by appropriate proceedings and for which Borrower maintains adequate reserves;

(c) Liens not to exceed $500,000 in the aggregate at any time (i) upon or in any Equipment (other than Equipment financed by a Credit Extension) acquired or held by Borrower or any of its Subsidiaries to secure the purchase price of such Equipment or indebtedness incurred solely for the purpose of financing the acquisition or lease of such Equipment, or (ii) existing on such Equipment at the time of its acquisition, in each case provided that the Lien is confined solely to the property so acquired and improvements thereon and the proceeds of such Equipment;

(d) Liens incurred in connection with the extension, renewal or refinancing of the indebtedness secured by Liens of the type described in clauses (a) through (c) above, provided that any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien and the principal amount of the indebtedness being extended, renewed or refinanced does not increase;

(e) Liens of carriers, warehousemen, mechanics and materialmen, and other like Liens that are possessory in nature and arising in the ordinary course of business so long as such Liens attach only to Inventory, securing liabilities in the aggregate amount not to exceed $25,000 and which are not delinquent or remain payable without penalty or which are being contested in good faith and by appropriate proceedings which proceedings have the effect of preventing the forfeiture or sale of the property subject thereto;

(f) Liens to secure payment of worker’s compensation, employment insurance, old age pensions, social security and other like obligations incurred in the ordinary course of business (other than Liens imposed by ERISA);

(g) Liens (i) of all collecting banks arising under Section 4-210 of the Code on items in the course of collection and (ii) in favor of a banking institution arising as a matter of law encumbering deposits and which are within the general parameters customary in the banking industry;

(h) Encumbrances in the nature of zoning restrictions, easements and rights or restrictions of record on the use of real property and landlord’s Liens under leases on the premises rented, which do not materially detract from the value of such property or impair or interfere with the normal use thereof in the ordinary course of business of Borrower or a Subsidiary of Borrower;

(i) Liens constituting Permitted Transfers under clause (c) of the definition thereof;

(j) [Reserved];

(k) Liens securing Permitted Indebtedness described in clause (h) of the definition thereof, provided that the Lien is confined solely to the insurance policy (and the proceeds thereof) with respect to which the premiums are financed under clause (h);

(l) Liens securing Permitted Indebtedness described in clause (i) of the definition thereof;

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(m) Liens securing Permitted Indebtedness described in clause (k) of the definition thereof to the extent permitted thereunder;

(n) Liens securing Subordinated Debt and Indebtedness arising under the Contribution Agreement; provided that the Company will provide written notice to Bank describing the scope of any such Liens if any are granted on assets of the Company other than Intellectual Property or the collateral described in that certain Intellectual Property Security Agreement entered into by Borrower in connection with the Contribution Agreement; and

(o) Liens arising from judgments, decrees or attachments in circumstances not constituting an Event of Default under Section 8.4 (attachment) or 8.7 (judgments).

“Permitted Transfer” means the conveyance, sale, lease, transfer or disposition by Borrower or any Subsidiary of:

(a) Inventory in the ordinary course of business;

(b) licenses and similar arrangements for the use of the property of Borrower or its Subsidiaries in the ordinary course of business;

(c) worn-out, surplus or obsolete Equipment not financed with the proceeds of Credit Extensions;

(d) grants of security interests and other Liens that constitute Permitted Liens; and

(e) sales and dispositions of assets of (i) Borrower to any co-Borrower or (ii) any co-Borrower to Borrower or other co-Borrower;

(f) the sale or discount without recourse of Accounts arising in the ordinary course of business in connection with the compromise or collection thereof in the ordinary course of business;

(g) any abandonment, cancellation, non-renewal or discontinuance of use or maintenance of Intellectual Property (or rights relating thereto) that Borrower or any Subsidiary of Borrower determines in good faith is desirable in the conduct of its business;

(h) other assets of Borrower or its Subsidiaries that do not in the aggregate exceed $500,000 during any fiscal year.

“Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, unincorporated organization, association, corporation, institution, public benefit corporation, firm, joint stock company, estate, entity or governmental agency.

“Pledge and Security Agreement” has the meaning assigned in clause (d) of the definition of “Pledged Account.”

“Pledged Account” means an account that meets all of the following criteria:

(a) the Cash balance is at least $250,000;

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(b) the account holder is a shareholder of Borrower acceptable to Bank (including that such shareholder shall be free and clear of any adverse claims and satisfies the Bank’s credit/background check);

(c) the Supporting Institution is acceptable to Bank;

(d) Bank has been granted a first priority security interest in the deposit account pursuant to a pledge and security agreement in form and substance satisfactory to Bank (a “Pledge and Security Agreement”); and

(e) the Supporting Institution has entered into an account control agreement in favor of Bank, which is in form and substance satisfactory to Bank (an “Account Control Agreement”), and, unless otherwise waived in writing by Bank, includes the following terms: (i) Bank shall have the unconditional right to debit and/or liquidate the account upon the occurrence and during the continuation of an Event of Default; (ii) Bank shall have immediate and sole control of the account and all funds therein; (iii) Supporting Institution must obtain Bank’s permission before complying with any third party instructions; (iv) all notifications and instructions from Bank to Supporting Institution shall be accepted, and Supporting Institution shall have a reasonable time to comply with such instructions (which shall not be greater than two Business Days exclusive of the day that actual notice is received by the Supporting Bank); (v) the account holder shall have no right to issue withdrawal, payment, transfer or other fund disposition or other instructions without Bank’s permission; and (vi) the Account Control Agreement shall not terminate prior to the date at least 90 days after the Revolving Maturity Date.

“Prime Rate” means the variable rate of interest, per annum, most recently announced by Bank, as its “prime rate,” whether or not such announced rate is the lowest rate available from Bank.

“Remaining Months Liquidity” means the ratio of Liquidity to Cash Burn.

“Responsible Officer” means each of the Chief Executive Officer, the Chief Financial Officer, the Vice President of Finance, the Controller, and the Secretary of Borrower, as well as any other officer or employee identified as an Authorized Officer in the Corporate Resolution delivered by Borrower to Bank in connection with this Agreement.

“Revolving Line” means a Credit Extension of up to the lesser of (a) the aggregate face amount of all Supporting Letters of Credit plus the aggregate balance of all Pledged Accounts and (b) $5,000,000 (in each case inclusive of any amounts outstanding under the Ancillary Services Sublimit); provided that the Revolving Line may, from time to time, be increased up to the lesser of (x) the aggregate face amount of all Supporting Letters of Credit plus the aggregate balance of all Pledged Accounts and (y) $20,000,000 (in each case inclusive of any amounts outstanding under the Ancillary Services Sublimit), subject to: (i) Borrower shall have provided Bank five Business Days’ prior written notice of its proposed increase to the Revolving Line and Bank shall have determined that the proposed increase is within the Revolving Line amount permitted by clauses (x) and (y) above; (ii) Borrower shall have paid Bank the Incremental Facility Fee and all Bank Expenses then due and owing (or shall pay such fee and expenses with proceeds of an Advance made the same day as any such increase); (iii) the representations and warranties contained in Article 5 shall be true and correct in all material respects on and as of the date of notice to increase the Revolving Line and on the effective date of such increase to the Revolving Line as though made at and as of each such date, and no Event of Default shall have occurred and be continuing, or would exist after giving effect to such increase to the Revolving Line (provided, however, that those representations and warranties expressly referring to another date shall be true and correct in all material respects as of such date, and, provided, further, that any representation or warranty that contains a materiality qualification therein shall be true and correct in all respects); and (iv) Borrower shall be in pro forma compliance with Section 6.6 hereof.

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“Revolving Maturity Date” means February 14, 2020.

“Schedule” means the schedule of exceptions attached hereto and approved by Bank, if any.

“Shareholder Loans” means Subordinated Debt extended by one or more shareholders to Borrower from time to time, together with all extensions, renewals and refinancings thereof.

“SOS Reports” means the official reports from the Secretaries of State of the state where Borrower’s chief executive office is located, the state of Borrower’s formation and other applicable federal, state or local government offices identifying all current security interests filed in Borrower’s assets and Liens of record as of the date of such report.

“Subordinated Debt” means any secured or unsecured debt incurred by Borrower that is subordinated in writing to the debt owing by Borrower to Bank on terms reasonably acceptable to Bank (and identified as being such by Borrower and Bank).

“Subsidiary” means any corporation, partnership or limited liability company or joint venture in which (a) any general partnership interest or (b) more than 50% of the stock, limited liability company interest or joint venture of which by the terms thereof ordinary voting power to elect the board of directors, managers or trustees of the entity, at the time as of which any determination is being made, is owned by Borrower, either directly or through an Affiliate.

“Supporting Institution” means a financial institution providing a Supporting Letter of Credit and/or at which a Pledged Account is maintained.

“Supporting Letter of Credit” means a standby letter of credit in favor of Bank, as beneficiary, that meets all of the following criteria:

(a) the face amount is at least $250,000;

(b) the Supporting Institution is acceptable to Bank;

(c) the final maturity date is at least 90 days after the Revolving Maturity Date or the Supporting Institution has not provided Bank notice that the final maturity date will not be extended to or past such date;

(d) Bank shall have the unconditional right to draw on the Letter of Credit upon the occurrence of and during the continuation of an Event of Default; and

(e) the form and substance are otherwise acceptable to Bank.

“Trademarks” means any trademark and service mark rights, whether registered or not, applications to register and registrations of the same and like protections and the entire goodwill of the business of Borrower connected with and symbolized by such trademarks.

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EXHIBIT B

LOAN ADVANCE / PAYDOWN REQUEST FORM

[Please refer to New Borrower Kit]

The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

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EXHIBIT C

COMPLIANCE CERTIFICATE

[Please refer to New Borrower Kit]

The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

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SCHEDULE OF EXCEPTIONS

The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.